SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

 Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, received on January 15, 2018, from Comissão de Valores Mobiliários - CVM, the Official Letter nº 16/2018/CVM/SEP/GEA-1, regarding the news published on January 12, 2018, in the electronic media Reuters Brasil, News section, which includes the information transcribed at the end of this market announcement.

In compliance with the aforementioned Official Letter, the Company clarifies that:

1.           As widely disclosed to the market, within the framework of the Business and Management Master Plan ("PDNG") 2018/2022, Eletrobras has as one of its initiatives the Plan for Resuming Works of Angra 3 Nuclear Power Plant.

2.           According to PDNG 2018-2022, in order to carry out the aforementioned initiative, it is necessary to:

a)   Enable conditions for effective restart of the construction works of Angra Nuclear Power Plant 3;

b)   Seek negotiations with new partners, aiming the completion of the work; and

c)   To promote studies for readjustment of the tariff, revision of contracts and renegotiation of financing to enable the work to be resumed.

3.           In addition, regarding the contruction stoppage of Angra 3 Nuclear Power Plant, Eletronuclear recorded an accrued provision of BRL 9,655 million as impairment and BRL 826 million as onerous contract, for the Angra 3 Nuclear Power Plant, until September 30, 2017, according to Eletrobras' Press Release, filed with the CVM, SEC - Securities and Exchange Commission, NYSE - New York Stock Exchange and the Madrid Stock Exchange and also available on Eletrobras’ website www.eletrobras.com.br/ir;

4.           The tariffs practiced for the Angra 1 and 2 nuclear power plants, as well as that currently authorized for the Angra 3 nuclear power plant, are respectively in ANEEL Resolution 2359 of December 19, 2017 and Energy Reserve Agreement CER 126/2011;

MARKET ANNOUNCEMENT

5.           In accordance with the Market Announcement disclosed on December 13, 2017 and the Relevant Fact of December 17, 2017, the Company also informed that Eletronuclear needs a decision on the resumption of works of the nuclear power plant of Angra 3, since the Brazilian nuclear installed capacity is a governmental decision inherent to the country's Energy Policy, however, so far this revision has not occurred;

6.           Therefore, the news contained in the report in question is already known to the market, and there is no new fact to be disclosed.

Rio de Janeiro, January 16, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 16/2018/CVM/SEP/GEA-1

Rio de Janeiro, January 15, 2018.

“Subject: Request for clarification on news”

Dear Officer,

1.  Regarding the news published on 01.12.2018, in the electronic media Reuters Brasil, News section, which includes the following information:

The federal government has struggled to lure investors into its plans to resume construction of the Angra 3 nuclear plant in Rio de Janeiro state, whose works were paralyzed in 2015, as informed to Reuters by sources familiar with the matter.

Brazilian officials had high expectations for a possible entry of Chinese companies into the venture, led by state-owned company Eletrobras, but negotiations are slow and it is very difficult to think of an agreement at this time, said a source who prefers to remain anonymous.

The Angra 3 plant has so far received investments of more than 5 billion reais - civil works are 67 percent completed and equipment has already been hired in Brazil and abroad.

But the conclusion of the work would require more than double the amount already invested, the price of the energy originally established for the plant does not cover the costs and would need to be revised, and some investors, like the Chinese, want a signal that they can take on new projects in the country in the future in return for participation in Angra 3, according to the sources.

According to one of these people, a feasibility study on the resumption of the works of the plant should be concluded this month by Eletrobras to be taken to the Brazilian government, and there are still interested parties, despite all the complications.

‘None of the companies interested in the project has withdrawn, the conversations continue with all of them. What needs to be done is to look at the future of nuclear energy and new ventures,’ said one of the sources on the Brazilian side.

Eletrobras has signed a memorandum of understanding with China National Nuclear Corporation (CNNC) for a possible cooperation, but the main interest of the Chinese would be to sell equipment, which is hampered by the already advanced stage of the nuclear power plant under construction, said the first source.

The Chinese also consider that it would be a great risk to assume the resumption of the works of an enterprise in which they have not participated since the beginning.

MARKET ANNOUNCEMENT

The source added that the Chinese understand that the operation would only make sense if the Brazilian government would guarantee that more nuclear power plants will be built in the future, which is not on the plans at the moment.

Russian company Rosatom also expressed an interest in participating in the resumption of Angra 3, but according to the source the company tries to make a joint venture with the Chinese company CNNC for the project due to the lack of resources to enter the contract alone.

Rosatom did not respond to a request for comment. CNNC representatives could not be found to comment.

Another source that accompanies the Brazilian authorities' discussions on Angra 3 also stressed that in order to attract any investor to the project, it will be necessary to authorize the production of the plant to be sold at a price almost 70 percent higher than originally planned.

‘We have to solve the issue of the new tariff ... the tariff has to rise’, he said.

The amount currently foreseen for the sale of Angra 3's energy is BRL 240.00 per megawatt-hour, and according to two of the sources, the amount would need to rise to something close to 400 reais to make the nuclear plant viable.

2.  In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a Relevant Fact, as well as comment on other information considered important on the subject.

3.  We also remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, to inquire of the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or relevant facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

4.  Such manifestation should occur through the system Empresas.NET, category: Comunicado ao Mercado, type: Esclarecimentos sobre questionamentos da CVM/B3, subject: Notícia Divulgada na Mídia, which should include the transcription of this letter.

5.  We hereby warn that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385/76 and CVM Instruction 452/07, a fine of BRL 1,000.00 (one thousand reais) may be applied, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 01.16.2018, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.